
05009029


HIGHPINE
OIL & GAS LIMITED


SEC MAIL
RECEIVED
PROCESSING
JUN 14 2005
WASH, D.C.
209
SECTION

NEWS RELEASE

HIGHPINE OIL & GAS LIMITED EXPERIENCES STARTUP DELAY AT VIOLET GROVE SATELLITE FACILITY

Calgary, Alberta, June 9, 2005 – Highpine Oil & Gas Limited ("Highpine" or the "Company") announced today that the Company experienced a startup delay at its Violet Grove satellite facility located 13.2 kilometres west of Drayton Valley, due to a small hydrogen sulfide release which occurred during the initial startup of the facility.

At approximately 7:00 a.m. (MST), on Wednesday, June 8, the accidental release triggered the Company's onsite monitoring and emergency shutdown equipment, immediately alerting personnel and limiting the release. Highpine's Emergency Response Plan was implemented and one nearby resident was evacuated as a precautionary measure. No one was injured as a result of the minor release. The area's safety was confirmed at 8:30 a.m. (MST) and all initial roadblocks were removed.

Highpine is conducting an investigation to determine the cause of the release and will resume production at the facility when satisfied there are no further safety issues.

"Our company has worked diligently to ensure that our facilities have state-of-the-art detection equipment and that shutdown mechanisms are capable of immediate containment," stated Gordon Stollery, Highpine's Chairman, President and Chief Executive Officer. "We are pleased our facilities functioned as they should and our personnel effectively implemented our Emergency Response Plan. The safety of our employees and local residents is our paramount concern."

The satellite facility acts as a gathering and measuring facility for wells in the area before piping production to the Company's Violet Grove battery. The status of the battery was unaffected by the interruption. It is expected there will be up to a two-week production delay.

Highpine Oil & Gas Limited is a Calgary-based oil and natural gas company engaged in the exploration for, and the acquisition, development and production of, natural gas and crude oil in Western Canada. The Company's class A common shares trade on the Toronto Stock Exchange under the symbol "HPX".

For further information, please contact:

A. Gordon Stollery, Chairman, President and Chief Executive Officer
Greg N. Baum, Executive Vice President and Chief Operating Officer or
Harry D. Cupric, Vice President, Finance and Chief Financial Officer

Highpine Oil & Gas Limited
Suite 2200, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Canada
Telephone: (403) 265-3333
Facsimile: (403) 265-3362
Website: www.highpineog.com